~~~~~~ PALOMINE MINING INC. ~~~~~~

595 Howe Street, Suite 507

Vancouver, British Columbia

 Canada, V6C 2T5

Phone:  604-681-6466

Facsimile:  604-681-2161

May 20, 2005

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D. C. 20549

Mail Stop 4-6

Attention:  Hugh Fuller

Dear Sirs:

Re:

Palomine Mining Inc.

Amendment #1 to Form SB–2

Registration No. 333-123465

We provide the following responses to your letter dated May 18, 2005:

General

1.

Please see our prior comment 8.  Please explain why you believe that it is appropriate to require securityholders to find a state exemption for resales when that exemption is an integral part of this offering.  Include a risk factor that Palomine does not intend to register in any state and that it will be up to the individual security holder to arrange for exemptions to allow sales of Palomine’s securities in any particular state.  Also note the costs of this approach.

Our disclosure simply confirms that we are not responsible for determining whether a securityholder has an appropriate state or foreign exemption for re-sale of our stock.  While we may choose to file a Standard & Poors or similar listing in order to qualify our stock for re-sale in certain states, we simply want to clarify that it is the stockholder that is responsible for ensuring compliance with resale requirements, not the company.  Because our shareholders are all foreign residents, they may contemplate reselling their shares in Canadian provinces, as well as U.S. states.  We cannot assume responsibility for trades that may potentially occur without our knowledge in jurisdictions of which we are not aware.  Accordingly, shareholders must assume this responsibility.

We have added a risk factor that states that we are not obliged to register our securities for re-sale in any particular state and discusses the repercussions of this.

Mineralization

2.

Define “anomalous” as used in this section.

We have disclosed that a sample is anomalous if it contains a significantly higher amount of a mineral than is found in nearby or typical rocks.

Plan of Business

3.

Update the disclosure herein to the latest practicable date.

We have updated our disclosure in the section to the date of filing.

4.

See our prior comment 13.  We understand that Palomine is obligated to invest certain amounts in the Gab Claim within certain periods.  Revise the disclosure to state unambiguously that Palomine is required to make those investments by certain dates in the property or lose its interest in the claim.

We have added the following disclosure in this section:

We will lose our entire interest in the Gab claim if we don’t complete the following minimum exploration expenditures on the property by the noted dates:

-  a minimum of $10,000 in exploration work by June 1, 2005;

-  an additional $50,000 of expenditures by December 31, 2005; and

-  an additional $100,000 of expenditures by December 31, 2006.

5.

Further, disclose in more specific detail how management expects to raise the necessary funds to meet these obligations.

We have included the following disclosure:

We anticipate that additional funding will be required in the form of equity financing from the sale of our common stock.  We expect that any such sales will be to current stockholders or friends and business associates of our directors and officers.  Our directors and officers may also lend funds to us, although we do not have any particular arrangements in this regard.  However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock or from to fund all contemplated exploration.  We do not have any arrangements in place for any future equity financing.

Certain Relationships and Related Transactions

6.

We note your supplemental statement that Palomine “will not have any business relationships with Mr. Larabie’s other business interests.”  Please advise how this will be applied in the light of the disclosure that “our bylaws provide that each officer who holds another office or possesses property that may lead to a conflict of interest, shall, in writing, disclose the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest.”

Our bylaws provide a mechanism for any conflicts of interest arising from our involvement with companies or in properties in which our directors have an interest.  No such conflicts have arisen to date and we do not currently have any intention of entering into any agreements relating to Mr. Larabie’s other business interests.  If conflicts relating to our directors’ business interests arise in the future, such transactions will be governed by the conflict of interest provisions in our bylaws.

Financial Statements

General

7.

Provide a current consent in any amendment and be aware of the updating requirements of Item 310(g) of Regulation S-B.

We have provided a current consent with our amended registration statement.

Part II

Exhibit 23

8.

See prior comment 21.  We cannot locate the copy of Mr. Glen MacDonald’s assessment report.  Please advise.

We enclose a copy of Mr. Macdonald’s geology report.

Yours truly,

/s/

EUGENE N. LARABIE

Eugene N. Larabie

President

Palomine Mining Inc.